January 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	QCR Holdings, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-214283 (“Registration Statement”)

Dear Ms. Anagnosti:

On behalf of QCR Holdings, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 4:00 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Tuesday, January 31, 2017.

The staff should feel free to contact Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

QCR Holdings, Inc.

/s/ Todd A. Gipple
Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer